UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

•

This notification relates to changes in the interests in ordinary shares in BHP Group Limited of Geraldine Slattery, a person discharging managerial responsibilities, and Habib Makhdum, a person closely associated with Geraldine Slattery for the purposes of the UK Market Abuse Regulation.

•

150 American Depositary Shares (representing 300 ordinary shares in BHP Group Limited) were transferred from an account in the joint names of Ms Slattery and Mr Habib Makhdum to another account in the joint names of Ms Slattery and Mr Makhdum in October 2022.

•	The transfers were not previously notified due to an oversight which has since been corrected.

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geraldine Slattery Habib Makhdum

2	Reason for the notification

a)	Position/status	PDMR Person Closely Associated with a PDMR

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument	American Depositary Shares (ADS) representing ordinary shares in BHP Group Limited

	Identification code	ISIN: AU000000BHP4

b)	Nature of the transaction	150 American Depositary Shares representing 300 ordinary shares in BHP Group Limited transferred from an account in the joint names of Geraldine Slattery and Habib Makhdum to another account in the joint names of Geraldine Slattery and Habib Makhdum.

c)	Price(s) and volume(s)	Price	Volume
		Nil	150 ADSs representing 300 ordinary shares

d)	Aggregated information

	- Aggregated volume	Aggregated volume - 150 American Depositary Shares representing 300 ordinary shares in BHP Group Limited

	- Price	Price – Nil

e)	Date of the transaction	28 October 2022

f)	Place of the transaction	New York Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 22, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary